UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Provides First Quarter 2008 Financial Outlook
Xinyu City, China and Sunnyvale, California, February 5, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today provided an outlook for the first quarter of 2008.
Due to the recent severe weather conditions in China over the past two weeks, LDK Solar has experienced some delays in shipments to customers and from suppliers as a result of highway closures and power outages associated with snow and ice storms. LDK Solar expects this disruption in shipments to be minor and plans to return to a normal operating schedule by February 12, 2008. The severe weather will have no significant impact on the progress of the polysilicon plant construction and LDK Solar reiterates its target for 100 metric tons to 350 metric tons of polysilicon production in 2008.
Notwithstanding these weather related adverse disruptions in China, LDK Solar is providing first quarter 2008 guidance. For the first quarter of fiscal 2008, ending March 31, 2008, LDK Solar estimates revenue to be in the range of $195 to $210 million and wafer shipments of 93 to 98 MW. The company also estimates fully diluted earnings per ADS to be in the range of $0.39 to $0.44. LDK Solar is not revising its previously provided full year financial outlook for 2008 at this time.
On January 2, 2008, the company provided its 2008 Financial Outlook:
•	Revenue: Between $960 million and $1 billion;

•	Wafer shipments: Between 510 MW to 530 MW;

•	Silicon production: 100 to 350 metric tons; and

•	Gross margin: Between 26% to 31%.
The preceding statements are based upon management’s current and preliminary estimates. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements. The estimates do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may incur. Please refer to the “Safe Harbor Statement” below.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. The press release also contains forward looking statements about the progress of LDK’s construction of its polysilicon plant. These statements are based on information available to LDK’s management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including the risk of labor difficulties, construction difficulties or financing difficulties.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 5, 2008

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